UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

600 East John Carpenter Freeway, Suite 110

Irving, Texas 75062

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Acquisition of property in North Carolina, U.S.

On August 5, 2026, Ebang International Holdings Inc. (the “Company”), through its U.S. wholly owned subsidiary, completed the acquisition of approximately 461-acre property in the City of Grover, Cleveland County, North Carolina. The property includes the real estate and all appurtenances. The underlying agreement includes customary representations, warranties, covenants, performance obligations and termination provisions applicable to all parties. The total transaction consideration is approximately US$24.6 million.

The acquisition is intended to further enhance the Company’s comprehensive operational capabilities and resource allocation efficiency in the U.S. market, help the Company explore new business growth drivers, optimize its global layout, and continuously strengthen its foundation for local U.S. operations.

The foregoing does not purport to be a complete description of the agreement, and is qualified in its entirety by reference to the full text of the form of such agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K (this “Form 6-K”) and incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2021 (File No. 333-257787) and April 28, 2023 (File No. 333-271513) and the Company’s Registration Statement on Form F-3 initially filed with the SEC on April 24, 2026 (Registration No. 333-295309).

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates, ” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the markets in which we operate, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: August 7, 2026	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1^	Form of Agreement for Purchase and Sale of Improved Real Property

^	Certain terms have been omitted pursuant to Regulation S-K Item 601(a)(6). The Company agrees to furnish supplementally a copy of any of the terms to the SEC upon request.

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